Exhibit 99.3

EXECUTION VERSION

CONFIDENTIAL

February 25, 2014

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

Attention: William A. Ackman

Mr. Ackman:

Reference is made to that certain letter agreement, dated as of February 9, 2014 (the “Confidentiality Agreement”), between Pershing Square Capital Management, L.P. (together with its controlled affiliates, and including any successor thereto, “you” or “Pershing Square”) and Valeant Pharmaceuticals International, Inc. (together with its controlled affiliates, and including any successor thereto, the “Company”) executed in connection with a potential transaction related to Allergan, Inc. (“Allergan”). Capitalized terms used herein but not defined herein shall have the meanings given to such terms in the Confidentiality Agreement.

1.	Formation of Co-Bidder Entity; Acquisition of Allergan Equity.

(a) Pershing Square and the Company will, promptly following the date of this letter agreement, become members in a newly formed jointly owned entity (the “Co-Bidder Entity”) that will be governed in accordance with the terms of this letter agreement and other customary provisions, which shall purchase Allergan Equity, including the purchase of $75.9 million in value of shares of Allergan Common Stock whose gain or loss will be allocated to the Company (the “Company Allocated Shares”) and additional shares of Allergan Common Stock subject to the next sentence and the last sentence of this paragraph. The Co-Bidder Entity shall not purchase any Allergan Equity in a manner that triggers a requirement to file a Notification and Report Form (the “HSR Form”) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or a Statement on Schedule 13D with respect to Allergan Common Stock (the “Schedule 13D”) without the Company’s prior consent. If the Company shall not have provided such consent within 30 days after receipt of a written request from Pershing Square, Pershing Square may terminate this letter agreement and dissolve the Co-Bidder Entity.

The Company will contribute the $75.9 million to the Co-Bidder Entity in immediately available funds on the second Business Day following the earlier of (x) the 60th day after the date hereof and (y) the date upon which Pershing Square provides notice that the Co-Bidder Entity owns Allergan Equity (including derivatives convertible into Allergan Common Stock) representing beneficial or economic ownership of 4% of the outstanding Allergan Common Stock. The number of Company Allocated Shares shall be equal to (i) $75.9 million divided by (ii) the weighted average price per share of Allergan Common Stock paid by the Co-Bidder Entity for Allergan Common Stock between the date of formation of the Co-Bidder Entity through and including the earlier of (x) and (y) above. Pershing Square shall make such other contributions to the Co-Bidder Entity from time to time in its discretion as may be required to purchase the Allergan Equity it decides that the Co-Bidder Entity should acquire.

(b) On the date the Schedule 13D is filed by the Co-Bidder Entity or Pershing Square, as applicable, related to Allergan (the “Disclosure Date”) or as promptly as possible thereafter, Pershing Square shall cause the Co-Bidder Entity to file an HSR Form and to use its commercially reasonable efforts to promptly cause the expiration or termination of any waiting period thereunder.

(c) Pershing Square agrees that the Co-Bidder Entity will be the exclusive person or entity through which Pershing Square, or any of its affiliates, shall become the beneficial owner of Allergan Equity and that, at the Company’s request, it will update the Company with respect to any purchases or other transactions of Allergan Equity by the Co-Bidder Entity.

(d) Prior to making any material decision relating to a Company Transaction (including, for the avoidance of doubt, any proxy contest, proxy solicitation, written consent solicitation or other action relating to or potentially affecting the composition of the board of directors of Allergan), the Company will consult with Pershing Square and will consider in good faith Pershing Square’s comments on such prospective actions; provided that the parties acknowledge that no steps have been taken towards a tender or exchange offer for securities of Allergan and the parties agree that the consent of both Pershing Square and the Company shall be required for launching such a tender offer or an exchange offer. If a Company Transaction is being pursued by the Company through a tender or exchange offer or a merger or any related proxy or other solicitation prior to the Termination Time, each of the Company, Pershing Square and the Co-Bidder Entity will be identified as co-bidders or soliciting persons, respectively.

(e) Pershing Square will direct the management of the Co-Bidder Entity, including, subject to this Section 1 and Section 4(b), the manner and timing of purchases and sales of Allergan Equity, and any vote with respect to the Allergan Equity, it being understood that, until the Termination Time, the Co-Bidder Entity will vote all of its shares of Allergan Common Stock (i) in favor of a Qualifying Transaction Proposal and other proposals supported by the Company and (ii) against any proposal which would be reasonably likely to impair the ability to consummate the Company Transaction.

2.	Acquisition Financing and Post-Acquisition Matters.

(a) Immediately prior to the consummation of a Company Transaction, at the Company’s election, Pershing Square shall contribute to the funding of the consideration payable under the Company Transaction through the payment to the Company’s designated wholly owned merger subsidiary of $400,000,000 in immediately available funds, and the Company shall cause to be delivered to Pershing Square, the number of common shares, no par value, of the Company (“Company Common Shares”) equal to (i) $400,000,000 divided by (ii) a price per Company Common Share equal to the market price for purposes of the Toronto Stock Exchange requirements on the date of exercise of the Company’s election, less a discount of 15 percent, provided that the Company shall have received all necessary governmental, regulatory and stockholder approvals in connection with such contribution.

(b) If a Company Transaction is consummated that permits the shareholders of Allergan to elect to receive consideration in the form of either cash or Company Common Shares in respect of their Allergan Common Stock, Pershing Square will cause the Co-Bidder Entity to elect to receive Company Common Shares for all the Allergan Common Stock over which it controls such election.

(c) If a Company Transaction is consummated, as of the date of consummation of the Company Transaction, Pershing Square will, directly or indirectly, hold a number of Company Common Shares equal to at least $1.5 billion divided by the Market Price of the Company Common Shares on the date of such consummation. Thereafter, for a period of one year following the consummation of the Company Transaction, Pershing Square will not, directly or indirectly, sell or transfer or otherwise dispose of any Company Common Shares which it beneficially owns or any economic interest therein unless, after giving effect to such disposition, and calculated at the time of such disposition, its investment in the Company Common Shares is no less than the number of Company Common Shares equal to $1.5 billion divided by the Market Price of the Company Common Shares on the date of such disposition, and, during such one-year period, Pershing Square will not, directly or indirectly, hedge its investment in such minimum number of Company Common Shares. As used herein, “Market Price” of Company Common Shares on any day means the average of the volume weighted average prices of the Company Common Shares on the New York Stock Exchange on each of the five trading days preceding such day. The Company and Pershing Square shall enter into a mutually acceptable registration rights agreement that provides reasonable and customary demand registration rights, at the Company’s expense, with respect to all of Pershing Square’s share holdings in the Company.

(d) The Company agrees that, except as expressly provided by this letter agreement, at any time during which the Company and Pershing Square and/or the Co-Bidder Entity may be deemed a group (within the meaning of Section 13(d)(3) of the Exchange Act), it shall not, and shall cause its Representatives and affiliates not to, acquire beneficial ownership (within the meaning of Section 13(d)(1) of the Exchange

Act) of Allergan Equity, except as a result of the consummation of a Company Transaction or as a result of transactions by Pershing Square, the Co-Bidder Entity or any of their respective affiliates.

(e) Except as otherwise expressly set forth in this letter agreement, all costs and expenses incurred in connection with this letter agreement and the transactions contemplated hereby shall be borne by the party incurring such cost or expense.

3.	Dissolution and Profit Sharing.

(a) The Co-Bidder Entity shall dissolve at the earliest of (i) the parties’ mutual agreement to dissolve the Co-Bidder Entity, (ii) the consummation of a Company Transaction, (iii) the Company’s election, by written notice to Pershing Square, following the closing of a Third Party Transaction, (iv) the sale by the Co-Bidder Entity of all of the Allergan Equity owned by it following the Disclosure Date, (v) the termination of this letter agreement pursuant to Section 1, and (vi) the termination of this letter agreement as a result of the Termination Time occurring pursuant to Section 5(a), 5(b) or 5(c) (the “Dissolution Date”), at which time (A) the Co-Bidder Entity’s assets shall be valued (with publicly traded securities valued based on the closing price of the securities on the first business day prior to the Dissolution Date), (B) there shall be allocated to the Company’s capital account, all of the income, gains and losses on the Company Allocated Shares and, if prior to the Dissolution Date a Company Transaction shall not have been consummated and a Third Party Transaction Proposal is made or outstanding at a time when a Qualifying Transaction Proposal or any other acquisition proposal by the Company is outstanding, an amount equal to 15% of the Net Transaction Profits in respect of Allergan Equity other than the Company Allocated Shares, and (C) the Co-Bidder Entity shall thereupon liquidate and distribute its remaining assets pro rata in accordance with its capital accounts within ten (10) calendar days after the Dissolution Date (it being understood that the Co-Bidder Entity will distribute 15% of the Net Transaction Profits to the Company in cash and/or securities in the same form and in the same proportion that it owns and that there will be no distributions from the Co-Bidder Entity prior to the Dissolution Date).

(b) For the avoidance of doubt, if there is a business combination that is consummated involving Allergan and the Company, the Company shall not be entitled to an allocation of any Net Transaction Profits other than those arising from the Company Allocated Shares.

(c) The Co-Bidder Entity shall not enter into a transaction involving any person or entity affiliated with Pershing Square with a view to avoiding or minimizing the making of any payment required to be made under this Section 3.

4.	Securities Matters.

(a) Notwithstanding anything in Section 2 of the Confidentiality Agreement to the contrary and subject to the provisions of this letter agreement, the Company hereby consents to the purchase of, and other transactions in or relating to, the Allergan Equity by the Co-Bidder Entity, whether directly or indirectly.

(b) Subject to Section 5 below, other than (i) converting derivative positions into Allergan Common Stock, (ii) in a Company Transaction, (iii) with the written consent of the Company, (iv) subject to Section 2(c), after a vote by the shareholders of Allergan on a Company Transaction, or (v) prior to the earlier of (A) the making of a Qualified Transaction Proposal and (B) ten (10) calendar days before the Disclosure Date, the Co-Bidder Entity may not sell or otherwise reduce its economic ownership in Allergan Equity.

5.	Termination of Certain Rights and Obligations.

The rights and obligations under Sections 1(b), 1(c), 1(d), 2(a), 2(b), 2(c) and 4(b) shall terminate upon the earliest of (such time being the “Termination Time”):

(a) such time as the Company shall have informed Pershing Square or the Target that it is not interested in consummating a Company Transaction (and the Company shall promptly notify Pershing Square of such determination);

(b) at election of either party, following the expiration of ten (10) calendar days after the Disclosure Date, if a Qualifying Transaction Proposal shall not have been made by such time or, if made, the time at which such acquisition proposal shall have been withdrawn or abandoned by the Company;

(c) at election of either party, following the expiration of twelve (12) months from the date hereof, if a definitive agreement providing for a Company Transaction shall not have been entered into by the Company and Allergan by such time or, if entered into, the time at which such definitive agreement shall have been terminated or abandoned by the Company;

(d) forty-five (45) calendar days after a merger or other business combination agreement is entered into that is a Third Party Transaction Proposal if a Company Superior Proposal with respect to such Third Party Transaction Proposal has not been made before such time or, if made, the time at which such Company Superior Proposal shall have been withdrawn or abandoned;

(e) five (5) Business Days prior to the stated expiration date (including any extension thereof) of a tender offer or exchange offer that is a Third Party Transaction Proposal if a Company Superior Proposal with respect to such Third Party Transaction Proposal has not been made before such time or, if made, the time at which such Company Superior Proposal shall have been withdrawn or abandoned; provided that it is reasonably expected that such tender offer or exchange offer will be closed and shares accepted for payment on such expiration date; and

(f) forty-five (45) calendar days after a Third Party Transaction Proposal is made if a Company Superior Proposal with respect to such Third Party Transaction Proposal has not been made before such time or, if made, the time at which such Company Superior Proposal shall have been withdrawn or abandoned.

6.	Definitions.

(a) “Allergan Common Stock” means shares of common stock, par value $0.01 per share, of Allergan.

(b) “Allergan Equity” means Allergan Common Stock and/or derivative instruments which derive their value from Allergan Common Stock.

(c) The terms “beneficial owner”, “beneficial ownership”, and “beneficially own” with respect to securities will be deemed to have the meaning that such terms would have under Section 13 of the Exchange Act and the rules or regulations thereunder.

(d) The term “business day” means Monday through Friday of each week, except a legal holiday recognized as such by the United States federal government or the Canadian federal government or any day on which banking institutions in the State of New York are authorized or obligated to close.

(e) “Company Superior Proposal” means a publicly announced offer by the Company to consummate a Company Transaction at a price and on terms that are equal to or more favorable to the shareholders of Allergan from a financial point of view than any Third Party Transaction Proposal then outstanding.

(f) “Company Transaction” means an acquisition of all or substantially all of the Allergan Common Stock or all or substantially all of the assets of Allergan or a similar business combination with Allergan by the Company or an affiliate of the Company.

(g) “Net Transaction Profits” means an amount (not less than zero) equal to the net profits (after deducting any third party expenses for commissions and fees and expenses in respect of financing and derivatives, but, for the avoidance of doubt, without deducting for legal, investment banking or other advisory fees incurred by Pershing Square, which will be paid by Pershing Square) (if any) that would be realized by the Co-Bidder Entity with respect to its Allergan Equity (other than the Company Allocated Shares) if it sold all of its assets for amounts based on the valuation specified in Section 3 together with any income paid with respect to such Allergan Equity after the date of acquisition by the Co-Bidder Entity and prior to the Dissolution Date; provided that Net Transaction Profits shall be adjusted as required to give effect to dividends, spin-offs, stock splits and other similar events between the Dissolution Date and the date of distribution of the Net Transaction Profits.

(h) “Qualifying Transaction Proposal” means a publicly announced offer by the Company for a Company Transaction.

(i) “Third Party Transaction” means an acquisition of at least a majority of the Allergan Common Stock or all or substantially all of the assets of Allergan or a similar business combination with Allergan by a person other than the Company or an affiliate of the Company.

(j) “Third Party Transaction Proposal” means a publicly announced offer by a person other than the Company or an affiliate of the Company to consummate a Third Party Transaction at a price and on terms that are more favorable to the shareholders of Allergan from a financial point of view than any Qualifying Transaction Proposal or Company Superior Proposal then outstanding, if any.

7.	Miscellaneous.

(a) It is understood and agreed that, unless and until the Company has entered into a definitive agreement with Allergan with respect to a Company Transaction, if any, the Company does not intend to be, nor shall it be, under any legal obligation of any kind whatsoever with respect to a Company Transaction.

(b) This letter agreement shall become effective as of the date hereof.

(c) This letter agreement shall not constitute an amendment, modification or waiver of any provision of the Confidentiality Agreement not expressly referred to herein. Except as expressly provided in this letter agreement, the provisions of the Confidentiality Agreement are and shall remain in full force and effect.

(d) It is agreed that no failure or delay by Pershing Square or the Company in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege.

(e) All references to “dollars” or “$” herein refer to United States dollars.

(f) Sections 5(a), (c), (d), (e), (f), (g), (h) and (i) of the Confidentiality Agreement shall apply to this letter agreement, mutatis mutandis.

(g) This letter agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same letter agreement.

[The next page is the signature page]

If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this letter agreement, whereupon this letter agreement will constitute our agreement with respect to the subject matter hereof.

Very truly yours,

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

By	/s/ J. Michael Pearson
	Name:	J. Michael Pearson
	Title:	Chairman and Chief Executive Officer

CONFIRMED AND AGREED TO:

PERSHING SQUARE CAPITAL MANAGEMENT, L.P. By: PS Management GP, LLC, its General Partner

By	/s/ William A. Ackman
	Name:	William A. Ackman
	Title:	Managing Member

Dated:	2/25/2014